UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                         (Amendment No. ________)*



                             U.S. GOLD CORPORATION
                             ---------------------
                                (Name of Issuer)


                          Common stock $0.10 par value
                         ------------------------------
                         (Title of Class of Securities)


                                  912023207
                                --------------
                                (CUSIP Number)


                            US GOLD CORPORATION
                             2201 Kipling St. #100
                             Lakewood CO 80215
                                303-238-1438
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                        Receive Notices and Communications)


                                April 1, 2005
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Subsection 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






CUSIP No.  912023207                                              Page 2


1.  Names of Reporting Persons

        Andrew P. Vander Ploeg


   I.R.S. Identification Nos. of above persons (entities only).



2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)
    (b)

3.  SEC Use Only



4.  Source of Funds (See Instructions)

        PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)




6.  Citizenship or Place of Organization

        U.S.

Number of              7. Sole Voting Power:        1,050,000 Shares
Shares Beneficially    8. Shared Voting Power:         75,000 Shares
Owned by Each          9. Sole Dispostive Power:    1,050,000 Shares
Reporting             10. Shared Dispostive Power:     75,000 Shares
Person With


11. Aggregate Amount Beneficially Owned by Each Reporting Person:

        1,125,000 Shares - Reporting Person disclaims ownership of
                           75,000 Shares

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)



13. Percent of Class Represented by Amount in Row (11):

        5.5%

14. Type of Reporting Person (See Instructions):

        IN



CUSIP No.  912023207                                              Page 3


Item 1. Security and Issuer

        Common Stock, $.10 par value

        US Gold Corporation
        2201 Kipling St. #100
        Lakewood CO 80215
        303-238-1438

Item 2. Identity and Background

        a) Andrew P. Vander Ploeg

        b) 4070 S. Nancissus Way
           Denver, CO 80237

        c) Securities Trader
           Wilson Davis & Company
           6901 S. Yosemite
           Centennial CO 80112

        d) Reporting Person has not been convicted in any criminal proceedings exclusive of traffic violations or similar misdemeanors.

        e) Reporting Person during past five years, was not a party to a civil proceedings of a judicial or administrative body of competent jurisdiction

        f) Reporting Person is a U.S. citizen

Item 3. Source and Amount of Funds or Other Consideration

        All funds used by Reporting Person were personal funds on deposit at a trust company in which reporting person maintains a Keogh Plan and purchases were in the name of the Keogh Plan.

Item 4. Purpose of Transaction

        The Reporting Person purchased the shares for investment purposes only, and he has no current plans to acquire or dispose of shares of the issuer.

Item 5. Interest in Securities of the Issuer

        a) The Reporting Person beneficially owns 1,125,000 shares or approximately 5.5% of the outstanding shares of the issuer, but disclaims ownership of 75,000 of those shares.

        b) There is sole voting power and sole dispositive power as to 1,050,000 shares and shared voting power and dispositive power as to 75,000 shares being owned with Reporting Person's wife, Susan Keesen, who resides with Reporting Person.






CUSIP No.  912023207                                              Page 4

        c)  Purchases within 60 days:

            1.  April 1, 2005 - 52,000 shares
            2.  February 11, 2005 - 60,000 shares


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        None

Item 7. Material to Be Filed as Exhibits

        None


                                  Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  April 7, 2005                   /s/ Andrew P. Vander Ploeg
                                       Andrew P. Vander Ploeg